July 19, 2013
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	United States Steel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-16811
Dear Mr. O’Brien:
This letter is in response to your letter dated July 8, 2013 regarding the subject filing.
United States Steel Corporation (“U. S. Steel”) is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the “Commission”). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.
Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis, page 57

Contractual Obligations, page 80

1.
Please reconcile the total presented for contractual purchase commitments of $10,617 million shown in the table with the footnote disclosure on page F-57 indicating a total of $4,459 million and disclose the nature of the difference.

Response:
The difference noted by the Commission is a result of the application of the differing disclosure rules for financial statements and Management’s Discussion and Analysis (MD&A). ASC 440-50-2 provides the guidance for the disclosure of unconditional purchase obligations in the notes to the financial statements and requires disclosure of unconditional purchase obligations that have a remaining term in excess of one year. Regulation S-K 303(a)(5) states that all contractual obligations are required to be disclosed in MD&A, including those obligations with remaining terms less than one year.

Our tabular disclosure on page 80 of the MD&A section of the 2012 Form 10-K combines contractual commitments which are less than one year and those greater than one year versus the commitment and contingencies footnote on page F-57 which discloses only

Securities and Exchange Commission
July 19, 2013

obligations with remaining terms in excess of one year. The differing disclosure requirements lead to the difference in amounts, and all but $8 million relates to 2013 and is attributable to obligations with remaining terms of less than one year.

Schedule II, page 98

2.
The allowance for doubtful accounts appears to be equal to over ten years of write-offs, based on the average write-offs over the years presented. Please explain to us the reasons for this and describe any specific receivables with a material reserve. In this regard, compliance with ASC 450-20-25 should be clearly evident.

Response:
The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. The average write-offs over the three-year period presented in the 2012 Form 10-K, which was used in the Commission’s computation, is low in comparison to the actual ten year average write-offs.

Our total reserve at December 31, 2012 was $55 million, of which approximately $20 million relates to two customers that are either insolvent or are currently involved in bankruptcy proceedings. The court process to conclude the bankruptcy proceedings and settle the claims may extend over multiple years. Additionally, approximately $15 million is reserved for high risk customers, a significant portion having past due accounts. The determination of high risk is accomplished by using a specific identification approach which considers the current economic environment impacting the customer or industry, current financial and credit agency reports and our historical collection experience.

The remaining allowance of approximately $20 million, which is less than 1% of total trade accounts receivable at December 31, 2012, reflects our estimate of probable bad debt expense based upon the inherent credit risk for the remainder of our accounts receivable portfolio. As of December 31, 2012, more than $650 million of our trade accounts receivable are related to our construction and automotive customers. While the construction sector is showing signs of recovery, current activity levels remain well below historic norms, subjecting it to pricing pressures associated with excess capacity on top of already weakened balance sheets. Moreover, customer need for additional working capital during ramp up periods can increase the risk of default. Although automotive production levels continue to strengthen, considerable risk remains in our portfolio associated with this industry.

In addition to the customer and industry specific risks discussed above, macroeconomic risks remain substantial, compounding uncertainty and therefore business risk. Factors include: sub-par domestic and global GDP growth rates with weakening growth in emerging economies and recession in Europe; lower government spending and higher

Securities and Exchange Commission
July 19, 2013

taxes in the U.S. and Europe; sovereign debt risk that threatens the global financial sector and outright viability of the Eurozone.

We believe this methodology, based on both qualitative and quantitative factors, is appropriate given the historical volatility of the construction and automotive sectors and the business and macroeconomic risks affecting our customer base. We also believe our methodology is supported by the guidance in both ASC 450-20-25 and ASC 310-10-35-9.

ASC 450-20-25 requires recognition of a loss when it is probable that an asset has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated. As stated in ASC 310-10-35-9, “those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. If the conditions are met, accrual should be made even though the particular receivables that are uncollectible may not be identifiable.”

Given the factors outlined above, we believe that our allowance for doubtful accounts is reasonable based upon the customers involved in bankruptcy proceedings, the identified high risk customers and the level of inherent credit risk in our remaining portfolio. We continuously monitor the ability of our customer base to adequately finance their working capital requirements as well as other developments in the economic environment impacting our customers. As circumstances change, we will adjust our allowance for doubtful accounts accordingly.

Securities and Exchange Commission
July 19, 2013

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.
Please contact me (412-433-1166), or, in my absence, William King, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-2877) or Jack Moran, Senior Counsel - Corporate (412-433-2890) directly.
Sincerely,

/s/ Gregory A. Zovko
Gregory A. Zovko

cc: Gretchen R. Haggerty
William C. King
Robert M. Stanton
Jack J. Moran